ANGLO AMERICAN


05008812

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH. D.C.
183
SECTION

31 May, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 31 May 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies


JUN 13 2005

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 51,444,157 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 May 2005	75,084
24 May 2005	165,816
25 May 2005	146,059
26 May 2005	159,300
27 May 2005	228,636

The Company was advised of these transactions on 27 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
31 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 51,444,157 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 May 2005	75,084
24 May 2005	165,816
25 May 2005	146,059
26 May 2005	159,300
27 May 2005	228,636

The Company was advised of these transactions on 27 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
31 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 51,444,157 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 May 2005	75,084
24 May 2005	165,816
25 May 2005	146,059
26 May 2005	159,300
27 May 2005	228,636

The Company was advised of these transactions on 27 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
31 May 2005

/

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 51,444,157 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 May 2005	75,084
24 May 2005	165,816
25 May 2005	146,059
26 May 2005	159,300
27 May 2005	228,636

The Company was advised of these transactions on 27 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
31 May 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 51,444,157 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
23 May 2005	75,084
24 May 2005	165,816
25 May 2005	146,059
26 May 2005	159,300
27 May 2005	228,636

The Company was advised of these transactions on 27 May 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

A J Trahar

S R Thompson

N Jordan
Secretary
31 May 2005